Exhibit 99.2

ERAYAK POWER SOLUTION GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	June 30, 2025 (Unaudited)	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$177,098	$532,605
Restricted cash	245,277	792,204
Accounts receivable, net	13,451,506	12,037,136
Accounts receivable, related parties	-	1,314,332
Inventories	8,909,593	8,836,815
Advances to suppliers	9,111,518	9,437,740
Other receivables	184,173	139,505
Other current assets	3,824,893	-
Total current assets	35,904,058	33,090,337
Property, plant and equipment, net	3,937,116	2,157,214
Intangible assets, net	2,599,087	61,972
Right-of-use assets	6,233,728	6,457,903
Deferred tax assets	102,907	100,994
Long-term investment	418,784	410,998
Other non-current assets	-	3,753,785
TOTAL ASSETS	$49,195,680	$46,033,203
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$4,501,956	$1,055,828
Accounts payable	5,597,633	8,335,266
Accrued expenses and other current liabilities	1,503,114	822,014
Advances from customers	1,302,121	628,067
Due to related parties	2,063,754	3,510,165
Long-term loans – current portion	616,543	161,529
Tax payable	1,162,826	1,021,395
Total current liabilities:	16,747,947	15,534,264
Non-current liabilities:
Long-term loans	6,049,100	3,913,204
TOTAL LIABILITIES	22,797,047	19,447,468

COMMITMENTS AND CONTINGENCIES

Shareholders’ Equity:
Class A shares, 450,000,000 shares authorized; 49,588,235 shares issued and outstanding as of June 30, 2025 and December 31, 2024	4,959	4,959
Class B shares, 50,000,000 shares authorized; 1,000,000 shares issued and outstanding as of June 30, 2025, and December 31, 2024	100	100
Additional paid-in capital	18,641,264	18,641,264
Statutory reserve	1,123,204	1,123,204
Retained earnings	7,544,550	8,061,204
Accumulated other comprehensive loss	(915,444)	(1,244,996)
Total Shareholders’ equity	26,398,633	26,585,735
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$49,195,680	$46,033,203

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Six months ended June 30,
	2025	2024
Sales	$8,744,869	$11,943,904
Cost of sales	(7,007,751)	(10,796,299)
Gross profit	1,737,118	1,147,605

Operating expenses:
General and administrative	(1,257,167)	(1,153,066)
Selling and marketing	(329,644)	(454,841)
Research and development	(781,775)	(828,013)
Total operating expenses	(2,368,586)	(2,435,920)

Operating (loss) income	(631,468)	(1,288,315)

Other income (expenses):
Interest expenses, net	(136,575)	(64,588)
Rental income, net	77,775	109,449
Other income, net	167,406	145,952
Total other income (expenses), net	108,606	190,813

(Loss) income before income taxes	(522,862)	(1,097,503)

Income tax refund (provision)	6,207	38,963

Net (loss) income	$(516,655)	$(1,058,540)

Other comprehensive income:
Foreign currency translation adjustment	329,552	(476,440)

Total comprehensive loss	$(187,103)	$(1,534,980)
Earnings per share attributable to common shareholders:
Shares	50,588,235	28,000,000
(Loss) earnings per share	$(0.01)	$(0.07)
Weighted average number of shares outstanding
Basic and Diluted	50,588,235	14,923,923

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

For the six months ended June 30, 2025:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2024	49,588,235	4,959	1,000,000	100	18,641,264	1,123,204	8,061,204	(1,244,996)	26,585,735

Foreign currency translation loss								329,552	329,552
Net income							(516,655)		(516,655)

Balance at June 30, 2025	49,588,235	4,959	1,000,000	100	18,641,264	1,123,204	7,544,550	(915,444)	26,398,633

For the six months ended June 30, 2024:

	Class A shares	Ordinary shares, $0.0001 par Amount	Class B shares	Amount	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2023	11,000,000	1,100	1,000,000	100	10,645,122	1,113,170	9,187,215	(744,619)	20,202,087

Foreign currency translation loss								(476,440)	(476,440)
Share issuance	16,000,000	1,600			7,998,400				8,000,000
Net loss							(1,058,540)		(1,058,540)

Balance at June 30, 2024	27,000,000	2,700	1,000,000	100	18,643,522	1,113,170	8,128,675	(1,221,060)	26,667,107

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(UNAUDITED, IN U.S. DOLLARS)

	2025	2024
Cash Flows from Operating Activities:
Net (loss) income	$(516,655)	$(1,058,540)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	267,456	206,157
Right of use lease asset	342,255	289,471
Other current assets	(3,777,955)	-
Other non-current assets	3,777,955	-
Changes in operating assets and liabilities:
Accounts receivable	(1,148,814)	(4,278,183)
Accounts receivable, related parties	1,322,795	-
Inventories	93,457	(2,730,365)
Advances to suppliers	481,028	(5,516,436)
Other receivables	(34,954)	(66,429)
Accounts payable	(2,859,995)	2,417,189
Accrued expenses and other current liabilities	496,383	(2,210,457)
Advances from customers	654,081	556,641
Tax payable	120,585	(469,047)
Net cash used in operating activities	(782,378)	(12,859,999)

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(1,963,158)	(601,845)
Acquisition of intangible assets	(2,526,818)	-
Net cash used in investing activities	(4,489,976)	(601,845)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	4,634,229	1,071,767
Repayments on short-term borrowings	(1,250,146)	(72,999)
Proceeds from related parties	3,745,885	3,728,521
Payments to related parties	(5,251,091)	(3,772,757)
Proceeds from share issuance	-	8,000,000
Proceeds from long-term bank loans	3,220,914	131,670
Repayments on long-term bank loans	(738,039)	(295,380)
Net cash provided by financing activities	4,361,752	8,790,822

Effect of exchange rate changes on cash	8,168	(103,473)

Net decrease in cash and cash equivalents	(902,434)	(4,774,495)
Cash and cash equivalents at the beginning of period	1,324,809	5,878,434
Cash and cash equivalents at the end of period	422,375	1,103,939

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	177,098	1,100,687
Restricted cash	245,277	3,252
Cash and cash equivalents at the end of year	$422,375	1,103,939
Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$137,451	$59,780

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

SELECTED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Erayak Power Solution Group Inc. (“Erayak Group”)

Erayak Group was incorporated on June 14, 2019 under the laws of Cayman Islands. Under its memorandum of association, Erayak Group was authorized to issue 500,000,000 ordinary shares of par value of $0.0001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD0.0001 each. There are currently 49,588,235 issued and outstanding Class A Ordinary Shares and 1,000,000 issued and outstanding Class B Ordinary Shares.

Erayak Group is a holding company and is currently not actively engaging in any business. Erayak Group’s registered agent is Harneys Fiduciary (Cayman) Limited, and its registered office is on the 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Erayak Power Solution Group Inc. (“Erayak Group”)	Cayman Islands	June 14, 2019	Parent
Erayak Power Solution Limited (“Erayak BVI’)	British Virgin Island	June 17, 2019	100% by the Parent
Erayak Power Solution Hong Kong Limited (“Erayak HK”)	Hong Kong	June 26, 2019	100% by Erayak BVI
Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)	Wenzhou, China	December 5, 2023	100% by Erayak HK
Wenzhou Wenjie Technology Limited (“Wenjie”)	Wenzhou, China	December 11, 2019	100% by Erayak HK
Zhejiang Leiya Electronics Limited (“Leiya”)	Wenzhou, China	March 5, 2009	100% by Wenjie
Wenzhou New Focus Limited (“New Focus”)	Wenzhou, China	November 21, 2012	100% by Leiya

Erayak Power Solution Limited (“Erayak BVI”)

Erayak BVI was incorporated on June 17, 2019 under the laws of British Virgin Islands. Under its memorandum of association, Erayak BVI is authorized to issue 50,000 ordinary shares of a single class, par value $1 per ordinary share. There are currently 100 issued and outstanding ordinary shares, of which 100% are owned by Erayak Power Solution Group Limited. Erayak BVI is a holding company and is currently not actively engaging in any business. Erayak BVI’s registered agent is Harneys Corporate Services Limited, and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Erayak Power Solution Hong Kong Limited (“Erayak HK”)

Erayak HK was incorporated on June 26, 2019 under the laws of Hong Kong and is a wholly owned subsidiary of Erayak Power Solution Limited. The paid in capital was $3,900,000 as of June 30, 2025. Erayak HK did not have any operations as of June 30, 2025.

Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)

Ruike was incorporated on December 5, 2023 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Ruike is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was $5,010,035 as of June 30, 2025.

Wenzhou Wenjie Technology Limited (“Wenjie”)

Wenjie was incorporated on December 11, 2019 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Wenjie is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was $3,000,000 as of June 30, 2025. Wenjie did not have any operations as of June 30, 2025.

Zhejiang Leiya Electronics Limited (“Leiya”)

Leiya was incorporated on March 5, 2009 under the laws of the People’s Republic of China. The paid in capital was RMB 6,900,000 as of June 30, 2025.

The registered principal activities of Leiya are mainly development, production and sales of inverters, chargers and gasoline generators.

Wenzhou New Focus Limited (“New Focus”)

New Focus was incorporated on November 21, 2012 in China, and is a wholly owned subsidiary of Leiya. The paid in capital was RMB 5,000,000 as of June 30, 2025.

The principal activity of New Focus is mainly the sale of Leiya’s products, which involves exports to multiple countries.

Reorganization

In or about April and August 2020, the Company completed corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Shengling Xiang transferred 10% equity of Leiya to Hecang Limited, a Hong Kong entity’s subsidiary, on January 14, 2020. On April 21, 2020, Wenjie acquired 90% equity of Leiya from Shengling Xiang, and 10% from Hecang Limited. As a result, Leiya’s equity interest is 100% held by Wenjie as of April 21, 2020. On August 12, 2020, Chuanlong Lin transferred 100% equity of New Focus to Leiya. Therefore, Leiya holds 100% of equity interest of New Focus as of August 12, 2020. Shengling Xiang, Hecang Limited, and Chuanlong Lin were holding shares on behalf of Lingyi Kong, and therefore, the Company is under the control of Lingyi Kong both before and after the transactions.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the ultimate control of Lingyi Kong).   Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United Stated of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/(expense), net in the consolidated statements of income and comprehensive income.

The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	June 30,	June 30,	December 31,
	2025	2024	2024

Period Ended RMB: USD exchange rate	7.1636	7.2672	7.2993
Period Average RMB: USD exchange rate	7.2526	7.2150	7.1957

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company had bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method.

As of June 30, 2025, and December 31, 2024, restricted cash was $245,277 and $792,204, respectively.

Accounts Receivable, net

Accounts receivables are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower cost or market analysis and the expected realizable value of the inventory.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or services, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such an amount in the period when it is considered impaired. As of June 30, 2025 and December 31, 2024, the Company had no write-offs for advances to suppliers.

Advances from Customers

Advances from customers refer to advances received from customers, which are applied against accounts receivable when products are sold.

Property, Plant and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in use and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10 years
Machinery and equipment	3-10 years
Transportation vehicles	4 years
Office furniture and equipment	5-10 years
Electronic equipment	2-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist of patents and a trademark. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Patents	10 years
Trademark	10 years
Software	10 years
Land use rights	50 years

Leases/Right of use assets

Effective January 1, 2018, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed in financial statements. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the periods ended June 30, 2025 and December 31, 2024.

Long-Term Investments

Long-term investments consist of equity securities that the Company does not intend to sell within the next twelve months. Equity securities are accounted for in accordance with ASC 321, Investments—Equity Securities. Equity investments without readily determinable fair values are measured at cost, less impairment, and adjusted for observable price changes.

During the fiscal year ended December 31, 2024, the Company acquired a 15% equity interest in a privately held entity for RMB3 million. The Company determined that it does not have significant influence over the Investee; therefore, the investment is accounted for in accordance with ASC 321 rather than the equity method of accounting.

The Company evaluates equity investments accounted for under the measurement alternative for indicators of impairment at each reporting date. An impairment loss is recognized when qualitative factors indicate that the fair value of the investment has declined below its carrying amount and the decline is considered other-than-temporary. If impaired, the investment is written down to its estimated fair value, with the impairment loss recognized in earnings. As of June 30, 2025 and December 31, 2024, the Company concluded that no impairment had occurred.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, other current liabilities, and bank loans, the carrying amounts approximate their fair values due to their short maturities as of June 30, 2025 and December 31, 2024.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products that are sold in the PRC are subject to a VAT on the gross sales price.  The Company is subject to a VAT rate of 17% before May 1, 2018, 16% on and after May 1, 2018, and a new VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of electrical products, such as electrical converters and inverters, to third-party customers, who are mainly distributors and retailers. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On January 1, 2018, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products, and since no warranty, discount or return policy are documented in the sales agreements, the Company concluded that they have been immaterial.

Revenues are reported net of all value added taxes. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, the Company sells its products primarily under the free onboard (“FOB”) shipping point term. For sales under the FOB shipping point term, the Company recognizes revenues when products are delivered from Company to the designated shipping point. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

Rental income

Rental income is from subleasing part of the leased assets under operating leases, and it is recognized in the statements of comprehensive income on a straight-line basis over the term of the lease.

Government Grant

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $87,823 and $36,036 for the six months ended June 30, 2025 and 2024, respectively, which were included in other income on Income Statement.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expenses. Shipping and handling costs were $70,765 and $70,051 for the six months ended June 30, 2025 and 2024, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Selling and Marketing Expenses-Advertising Costs”. Advertising costs were $28,714 and $66,621 for the six months ended June 30, 2025 and 2024, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purposes in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that the Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. Any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the six months ended June 30, 2025 and 2024.

The Company did not use the two-class method to compute net income per ordinary share, because it did not have other issued securities other than ordinary shares. Class A and Class B shares are both ordinary shares, and per Article 6 in Memorandum and Articles of Association (amended and restated), they have the same rights, preferences, privileges, and restrictions, except for voting and conversion rights.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of converters and power generating products to our customers at margins sufficient to cover fixed and variable expenses.

As of June 30, 2025, and December 31, 2024, we had cash and cash equivalents of $422,375 and $1,324,809, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to be provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.   We are also not dependent upon this offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of June 30, 2025 and December 31, 2024 consisted of the following:

	June 30, 2025	December 31, 2024
Accounts receivable	$13,715,978	$12,296,691
Less: allowance for doubtful accounts	(264,472)	(259,555)
Accounts receivable, net	$13,451,506	$12,037,136

The average accounts receivable turnover period was approximately 267 days and 110 days for the fiscal periods ended June 30, 2025 and December 31, 2024, respectively.

Changes of allowance for doubtful accounts for the fiscal periods ended June 30, 2025 and December 31, 2024 were as follow:

	June 30, 2025	December 31, 2024
Beginning balance	$(259,555)	$(39,280)
Provision adjustment for accounts receivable	-	(224,534)
Exchange difference	(4,917)	4,259
Ending balance	$(264,472)	$(259,555)

NOTE 4 – INVENTORIES

Inventories as of June 30, 2025 and December 31, 2024 consisted of the following:

	June 30, 2025	December 31, 2024
Raw materials	$6,507,613	$7,118,820
Work in process	1,729,771	1,490,520
Finished goods	1,063,019	611,020
Inventory valuation allowance	(390,810)	(383,545)
Total	$8,909,593	$8,836,815

There were no inventory valuation allowance or write-offs recognized for the fiscal periods ended June 30, 2025 and December 31, 2024.

NOTE 5 – ADVANCES TO SUPPLIERS AND OTHER

Advances to suppliers and other as of June 30, 2025 and December 31, 2024 consisted of the following:

	June 30, 2025	December 31, 2024
Advance to suppliers	$8,223,678	$8,548,744
Advance payment for potential factory lease and land purchase	1,000,000	1,000,000
Less: allowance for doubtful accounts	(112,160)	(111,004)
Total	9,111,518	9,437,740

As of June 30, 2025 and December 31, 2024, there was an advance payment in the amount of $1,000,000, which was related to a potential long-term lease of customized factory for the purpose of expanding business in the energy storage industry.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2025 and December 31, 2024 consisted of the following:

	June 30, 2025	December 31, 2024
Machinery and equipment	$2,825,862	$2,240,129
Transportation vehicles	451,789	443,390
Electronic devices	150,848	138,951
Office furniture and equipment	90,448	88,050
Construction in progress	1,541,868	216,468
Building	881,566	754,321
Total property plant and equipment, at cost	5,942,381	3,881,309
Less: accumulated depreciation	(2,005,265)	(1,724,095)
Property, plant and equipment, net	$3,937,116	$2,157,214

As of June 30, 2025 and December 31, 2024, the Company had no impaired or pledged property and equipment.

Additions to property and equipment for the fiscal periods ended June 30, 2025 and December 31, 2024 were $1,963,158 and $715,202, respectively. There were no disposals during these periods.

Depreciation expenses were $245,460 and $203,787 for the six months ended June 30, 2025 and 2024, respectively

The depreciation expenses included in cost of sales during the periods ended June 30, 2025 and 2024 were $172,495 and $111,373, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2025 and December 31, 2024 consisted of the following:

	June 30, 2025	December 31, 2024
Intangible assets
Cost	$75,288	$37,332
Accumulated amortization	(12,142)	(6,350)
Additions, at cost	2,558,211	36,556
Amortization current period	(22,270)	(5,566)
Intangible assets, net	$2,599,087	$61,972

The intangible assets include land use rights that the Company acquired during the period. The useful life of the land use rights is 50 years. After paying the full acquisition price, the Company secured the land use rights and pledged the property to apply for bank loans. The related bank loan is disclosed in Note 12 – Long-term Loans.

The rest intangible assets represent the ERAYAK trademark, the Company’s purchase of patents related to new technologies to produce inverters, and software purchased for internal use.

There were no disposals for the fiscal periods ended June 30, 2025 and December 31, 2024.

During the periods of June 30, 2025 and December 31, 2024, the Company had no impaired intangibles.

Five succeeding years of amortization are as follows:

Year	Amortization	Net carrying value
2026	$61,200	$2,537,887
2027	61,200	2,476,687
2028	61,200	2,415,487
2029	61,200	2,354,287
2030	61,200	2,293,087

NOTE 8 – LEASE

The Company has two related party leases for the land and building where it operates:

Related party lease #1: A 20-year lease with no option to renew, and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. After paid part of the 20-year lease payment, the Company secured the right to use of property, and the lessor, Wenzhou Ailefu Technology Co., Ltd (“Ailefu”), provided the leased assets as guarantee for the Company to apply bank loan, and the lease payment for the future 20 years have been prepaid. The Company sub-leases part of the property and uses rental income to cover part or all the interest expense on the bank loan. The related bank loan is disclosed in Note 12 – Long-term Loans. Rental income from the sublease is disclosed in Note 18 – Rental Income, Net. Relation between the Company and Ailefu is disclosed in Note 20 – Related Party Transactions.

Related party lease #2: A two-year lease with option to renew. The Company pays the full rent at the beginning of the lease, and the related transaction is disclosed in Note 20 – Related Party Transactions.

The ending balances of right of use assets were $6,233,728 and $6,457,903 as of June 30, 2025 and December 31, 2024, respectively.

NOTE 9 – LONG-TERM INVESTMENT

In July 2024, the Company acquired a 15% equity interest in a privately held entity (the “Investee”) for a total purchase price of RMB3 million. The purchase consideration was based on an independent valuation report obtained in connection with the transaction. The Company does not possess the ability to exercise significant influence over the operating or financial policies of the Investee. Accordingly, the investment is accounted for pursuant to ASC 321, Investments—Equity Securities.

Because the Investee’s equity securities do not have a readily determinable fair value, the Company elected the measurement alternative under ASC 321. Under this approach, the investment is recorded at cost, less impairment, and adjusted for observable price changes in orderly transactions for identical or similar securities of the same issuer.

As of June 30, 2025 and December 31, 2024, management evaluated the investment for impairment and considered whether any observable price changes occurred during the reporting period. Based on this evaluation, management concluded that no impairment indicators were present and no observable price adjustments were required. The investment is presented as a long-term asset as the Company does not expect to dispose of the interest within the next twelve months.

The ending balances of long-term investment were $418,784 and $410,998 as of June 30, 2025 and December 31, 2024, respectively.

NOTE 10 – OTHER CURRENT AND NON-CURRENT ASSETS

As of June 30, 2025, other current assets included a three-year fixed deposit in the amount of RMB 27,400,000, or $ 3,824,893, in Minsheng Bank, from June 9, 2023, to June 9, 2026, which as of December 31, 2024, was included in other non-current assets. The annual interest rate on the deposit is 3.2%, and early withdrawal before the expiry date is not allowed.

NOTE 11 – SHORT-TERM BORROWINGS

Short-term borrowings from financial institutions consisted of the following on June 30, 2025:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Ningbo Bank		779,811	$108,857	2025.04.16	2025.10.13	2.80%
Ningbo Bank		295,476	41,247	2025.04.22	2025.10.19	2.80%
Ningbo Bank		432,664	60,398	2025.04.28	2025.10.25	2.80%
Ningbo Bank		242,259	33,818	2025.05.09	2025.11.06	2.80%
Bank of China		10,000,000	1,395,946	2025.01.17	2026.01.16	2.70%
Industrial and Commercial Bank of China		6,500,000	907,365	2025.03.20	2026.03.20	2.80%
Minsheng Bank		5,000,000	697,973	2025.03.04	2026.03.04	3.20%
Minsheng Bank		9,000,000	1,256,352	2025.01.02	2026.01.02	3.25%
Total	RMB	32,250,209	$4,501,956

Short-term borrowings from financial institutions consisted of the following on December 31, 2024:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Minsheng Bank		1,000,000	136,999	2024.06.27	2025.01.03	3.50%
Bank of Ningbo		5,000,000	684,997	2024.06.13	2025.06.13	2.80%
Bank of Ningbo		1,706,808	233,832	2024.10.30	2025.04.28	2.75%
Total	RMB	7,706,808	$1,055,828

The Company’s short-term bank borrowings are guaranteed by the Company’s major shareholders, their immediate family members, and related companies.

NOTE 12 – LONG-TERM LOANS

As of December June 30, 2025, the long-term loan consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		300,000	$41,878	2025.05.07	2027.04.23	8.62%
WeBank Shenzhen		500,000	69,797	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		500,000	69,797	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		500,000	69,797	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		500,000	69,797	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		500,000	69,797	2025.04.10	2027.04.23	11.16%
Longwan Rural Commercial Bank		1,200,000	167,514	2023.06.05	2026.05.30	6.60%
Longwan Rural Commercial Bank		1,750,000	244,291	2023.06.05	2026.05.30	6.60%
Minsheng Bank		9,000,000	1,256,352	2024.08.06	2027.07.15	3.50%
Minsheng Bank		4,500,000	628,176	2024.08.13	2027.07.15	3.50%
Minsheng Bank		8,100,000	1,130,716	2024.08.16	2027.07.15	3.50%
Minsheng Bank		3,040,000	424,368	2025.01.02	2027.07.02	3.25%
Minsheng Bank		1,360,000	189,849	2025.06.26	2027.06.26	2.80%
Minsheng Bank		16,000,000	2,233,514	2025.05.20	2034.11.20	2.70%
Subtotal		47,750,000	6,665,643
Current portion of long-term loans		(4,166,666)	(616,543)
Total	RMB	43,333,334	$6,049,100

As of December 31, 2024, the long-term loans consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		38,095	$5,219	2023.04.27	2025.04.27	6.6528%
WeBank Shenzhen		155,556	21,311	2024.02.26	2026.02.23	6.8760%
WeBank Shenzhen		214,286	29,357	2024.03.29	2026.03.23	6.8760%
WeBank Shenzhen		904,762	123,952	2024.07.29	2026.07.23	6.0400%
WeBank Shenzhen		1,000,000	136,999	2024.09.11	2026.09.23	5.8300%
WeBank Shenzhen		280,000	38,360	2024.09.11	2026.09.23	5.8300%
WeBank Shenzhen		200,000	27,400	2024.11.04	2026.10.23	5.8300%
Longwan Rural Commercial Bank		1,200,000	164,399	2023.06.05	2026.05.30	6.6%
Longwan Rural Commercial Bank		1,750,000	239,749	2023.06.05	2026.05.30	6.6%
Minsheng Bank		10,000,000	1,369,994	2024.08.06	2027.07.15	3.5%
Minsheng Bank		5,000,000	684,997	2024.08.13	2027.07.15	3.5%
Minsheng Bank		9,000,000	1,232,995	2024.08.16	2027.07.15	3.5%
Subtotal		29,742,698	4,074,733
Current portion of long-term loans		(1,179,047)	(161,529)
Total	RMB	28,563,651	$3,913,204

On May 20, 205, the Company entered into a project financing loan agreement with Minsheng Bank to fund the development of 150 MWh Annual Energy Storage and Intelligent Power Equipment Manufacturing Project (the “Project”). Under the terms of the agreement, the loan proceeds are restricted for use solely in connection with the construction and development of the Project. The loan has a proved principal amount of RMB90,000,000, bears interest at 2.70% per annum, and matures on November 20, 2034. The loan is secured by the land designated for industrial use. Loan disbursements by the bank are made upon the construction supervisor’s issuance of progress reports. As of June 30, 2025, the outstanding project financing loan amounted to RMB16,000,000, or $2,233,514.

As of June 30, 2025 and December 31, 2024, the other long-term loans from Minsheng Bank were secured by the leased properties from Ailefu, which are disclosed in Note 8 – Lease, and land use rights, which are disclosed in Note 7 – Intangible Assets.

NOTE 13 – SALES

Disaggregated sales by types as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Inverters	$4,965,023	$4,804,963
Chargers	125,250	358,197
Gasoline generators	2,993,419	3,237,892
Power bank	577,863	3,179,242
Other products	83,314	363,609
Total	$8,744,869	$11,943,904

There is no warranty, discount or return policy documented in the sales agreements.

NOTE 14 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses as of June 30, 2025 and 2024 consisted of following:

	2025	2024
Employee compensation and benefits	$447,571	$386,841
Travel and communication expenses	22,730	23,377
Rent and utilities	143,896	122,369
Consulting fees	469,345	453,535
Insurance	10,164	10,217
Depreciation and amortization expenses	82,999	63,265
Sales tax	5,300	8,148
Entertainment	26,379	8,640
Office and miscellaneous	48,782	76,676
Total	$1,257,167	$1,153,066

NOTE 15 – SELLING AND MARKETING EXPENSES

Selling and marketing expenses as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Employee compensation and benefits	$170,493	$139,402
Travel and promotion	43,653	101,116
Shipping and handling	70,765	70,051
Insurance	2,780	-
Consulting fee	6,384	1,961
Inspection and certification fees	4,713	56,168
Entertainment	27,362	64,454
Office and miscellaneous	3,494	21,689
Total	$329,644	$454,841

NOTE 16 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Salaries	$435,865	$336,161
Contract services and supplies	330,801	456,370
Utility	1,322	1,484
Design cost	-	6,237
Depreciation	11,962	10,630
Other	1,825	17,130
Total	$781,775	$828,013

NOTE 17 – INTEREST EXPENSES, NET

Interest expenses as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Interest expense	$(137,459)	$(72,634)
Interest income	884	8,046
Total interest expense, net	$(136,575)	$(64,588)

NOTE 18 – RENTAL INCOME, NET

The Company subleases part of the leased assets on a straight-line basis to other third parties. The lease terms with lessees vary and usually start from two years. Rental income as of June 30, 2025 and 2024 consisted of the following:

	2025	2024
Rental income	$131,147	$158,544
Rental expense	(53,372)	(49,095)
Total rental income, net	$77,775	$109,449

NOTE 19 – OTHER INCOME, NET

The following table shows the details of net other income (expenses) for the six-month periods ended June 30, 2025 and 2024:

	2025	2024
Government grant	$87,823	$36,036
Exchange gains (losses)	30,641	77,346
Bank charges	(5,666)	(3,975)
Miscellaneous income	60,403	43,774
Miscellaneous expenses	(5,794)	(7,230)
Total other income (expenses), net	$167,406	$145,952

NOTE 20 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Wenzhou Ailefu Technology Co. Ltd. (“Ailefu”)	An entity 100% owned by Xiangze
Hangzhou Xiangze Trading Co. Ltd. (“Xiangze”)	An entity 100% owned by Lingyi Kong
Wenzhou Weidi Technology Co. Ltd. (“Weidi”)	An entity 100% owned by Chuanlong Lin’s wife
Shanghai Fushishenye Mechanical and Electrical Equipment Co. Ltd. (“Fushishenye”)	An entity with Lingyi Kong as legal rep
Ruian Xiaobai New Energy Automobile Rental Co. Ltd. (“Xiaobai”)	An entity 30% owned by Shengling Xiang
Chuanlong Lin	Relative of Lingyi Kong; former controlling shareholder of New Focus
Shengling Xiang	Executive and legal rep of the Company
Lingyi Kong	Controlling shareholder of the Company
Chunhua Xiang	Relative of Lingyi Kong

2) Related party balances

Net outstanding balances with related parties consisted of the following as of June 30, 2025 and December 31, 2024:

Accounts	Name of related parties	June 30, 2025	December 31, 2024
Due to related party	Lingyi Kong	1,884,124	3,176,325
	Shengling Xiang	179,630	333,840
Total due to related parties		$2,063,754	$3,510,165

NOTE 21 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue 500,000,000 ordinary shares of par value of $0.0001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD0.0001 each. There are currently 49,588,235 issued and outstanding Class A Ordinary Shares and 1,000,000 issued and outstanding Class B Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall always vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Initial Public Offering

On December 14, 2022, the Company consummated its initial public offering (“IPO”) of 3,000,000 Class A ordinary shares at a price of $4.00 per share, generating gross proceeds to the Company of $12,000,000 before deducting underwriting discounts and commissions and offering expenses. After deducting underwriting discounts, commissions and expenses related to the offering, the Company recorded $10,646,322 (with $1,200 in par value and $10,645,122 in additional paid in capital) net proceeds from its initial public offering. The underwriter was granted a 45-day over-allotment option to purchase up to an additional 450,000 Class A ordinary shares at the initial public offering price. Meanwhile, other costs incurred in the IPO totaled $1,061,170, the main nature of which was professional fees. As a result, Class A shares increased by $300, and additional paid-in capital increased by $9,584,612.

Private Placement

On May 20, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain purchasers (“Purchasers”) in connection with the issuance and sale (the “Private Placement”) of (i) an aggregate of 16,000,000 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 32,000,000 Class A Ordinary Shares at an exercise price of $0.50 per share, subject to adjustment as provided therein, for an aggregate of purchase price of $8,000,000. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire three years after the issuance date. In November 2024, Purchasers exercised warrants on a cashless basis, and the Company issued 22,588,235 Class A ordinary shares. As of December 31, 2024, all warrants were exercised.

Statutory Reserve

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors of each of the PRC subsidiaries. The reserved amount as determined pursuant to PRC statutory laws totaled $1,123,204 as of June 30, 2025 and December 31, 2024.

Under PRC laws and regulations, paid in capital, additional paid in capital, and statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

NOTE 22 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2025 and December 31, 2024, the Company had two leases, which have been disclosed under right of use lease assets in Note 8 – Lease.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of June 30, 2025 and December 31, 2024, the Company had no pending legal proceedings outstanding.

NOTE 23 – SUBSEQUENT EVENTS

In November 2025, based on the progress reports issued by the construction supervisor, Minsheng Bank disbursed an additional RMB 6,200,000 in project financing loan proceeds to the Company.